SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        AMENDMENT NO. 1 TO SCHEDULE 13E-4

                          Issuer Tender Offer Statement
                        (Pursuant to Section 13(e)(l) of
                      the Securities Exchange Act of 1934)

                             ThermoLase Corporation
                             ----------------------
                                (Name of Issuer)

                             ThermoLase Corporation
                             ----------------------
                      (Name Of Person(s) Filing Statement)


                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)

                                    883624108
                          -----------------------------
                      (CUSIP Number of Class of Securities)

                           __________________________

                          Sandra L. Lambert, Secretary
                             ThermoLase Corporation
                         c/o Thermo Electron Corporation
                                 81 Wyman Street
                             Waltham, MA  02254-9046
                           Telephone:  (617) 622-1000
        ________________________________________________________________
           (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications on Behalf of the
                           Person(s) Filing Statement)

                                   Copies to:

              Seth H. Hoogasian, Esq.         David E. Redlick, Esq.
        Vice President and General Counsel       Hale and Dorr LLP
              ThermoLase Corporation              60 State Street
          c/o Thermo Electron Corporation        Boston, MA  02109
                  81 Wyman Street            Telephone:(617) 526-6000
              Waltham, MA  02254-9046
             Telephone: (617) 622-1000

                                   March 6, 1997
                       -----------------------------------
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)
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          This Amendment No. 1 to the Issuer Tender Offer Statement on
        Schedule 13E-4 ("Amendment No. 1") is the final amendment relating to the offer by ThermoLase Corporation, a Delaware corporation (the "Company"), to exchange one unit (each, a "Unit") (up to 2,000,000 Units), consisting of one share of common stock, $.01 par value per share (the "Common Stock"), and one redemption right for each share of Common Stock outstanding (each, a "Share") plus an additional payment of $3.00 (the "Additional Payment"), payable either (i) in cash or (ii) by delivery of additional Shares having a value equal to the aggregate Additional Payment, upon the terms and subject to the conditions set forth in the Offer to Exchange dated March 6, 1997 and in the related Letter of Transmittal (which, together with the Offer to Exchange, constitute the "Offer"), copies of which are attached as Exhibits (a)(1), and (a)(2), respectively, to the Issuer Tender Offer Statement on Schedule 13E-4 originally filed with the Securities and Exchange Commission on March 6, 1997 (the "Original Statement").

          Pursuant to Rule 13e-4(c)(3) and General Instruction D of
        Schedule 13E-4, the Original Statement is hereby amended and supplemented as set forth in this Amendment No. 1. Capitalized terms used in this Amendment No. 1 and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Original Statement.

        Item 1.  Security and Issuer.
        ------   -------------------

          Sub-Item (b) of Item 1 to the Original Statement is hereby amended and supplemented by adding at the end thereof the following:

          The Offer and associated withdrawal rights, expired at 12:00 midnight, New York City Time, on April 2, 1997. The Company accepted for exchange 2,261,706 Shares and $700,767 in satisfaction of Additional Cash Payments which were validly tendered and not properly withdrawn pursuant to the Offer and issued an aggregate of 2,000,000 Units in exchange therefor. The number of Units issued represented 45.46305% of the total number of Units requested. Acceptances were cut back pro rata (with adjustments to avoid the issuance of fractional Units), based on the total number of Units that would have been issued to tendering shareholders had no such cutback been made. Units began trading on a when-issued basis on April 3, 1997.
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        Item 8. Additional Information.
        ------  ----------------------

          Sub-Item (b) of Item 8 of the Original Statement is hereby deleted in its entirety and the following substituted in its place:

          The Units have been approved for listing on the American Stock Exchange ("TLZ U") subject to official notice of issuance.


        Item 9. Material to be Filed as Exhibits.
        ------  --------------------------------
          Item 9 of the Original Statement is hereby amended and supplemented by adding the following:

               (a)(7) Press Release, dated April 3, 1997.

               (a)(8) Press Release, dated April 8, 1997.
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                                    SIGNATURE
          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.



        Date:  April 10, 1997      By:  /s/ John C. Hansen
                                        -----------------------------
                                        John C. Hansen,
                                        President and Chief Executive
                                         Officer
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        Index to Exhibits
        -----------------

          Exhibit No.         Description
          -----------         -----------

          *(a)(1)      Offer to Exchange.
          *(a)(2)      Letter of Transmittal of the Company for use in
                       connection with  the Offer to Exchange.
          *(a)(3)      Notice of Guaranteed Delivery to be used to
                       accept the Offer to Exchange if Shares or, if
                       applicable, Additional Cash Payments are not
                       immediately available.
          *(a)(4)      Letter to Brokers, Dealers, Commercial Banks,
                       Trust Companies and Nominees for use in connection
                       with the Offer to Exchange.
          *(a)(5)      Letter to Clients of Brokers, Dealers, Commercial
                       Banks, Trust Companies and Nominees for whose
                       account the foregoing hold shares of Common Stock
                       in their names.
          *(a)(6)      Press Release, dated December 19, 1996.
           (a)(7)      Press Release, dated April 3, 1997.
           (a)(8)      Press Release, dated April 8, 1997.
          *(c)         Guarantee Agreement dated as of March 5, 1997
                       between ThermoLase Corporation and Thermo Electron
                       Corporation.
          *(d)         Tax Opinion of Hale and Dorr LLP (included as
                       Exhibit 8.1 to the Company's Registration
                       Statement on Form S-4 (File No. 333-19633) and
                       incorporated herein by reference.
          *(e)         Offer to Exchange (See Item (a)(1)).



        __________________________
        *  Previously filed.

        AA970990009
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        THERMOLASE CORPORATION                    EXHIBIT (a)(7)
                                                  --------------
        10455 Pacific Center Court
        San Diego, CA 92121-4339                          NEWS


           THERMOLASE ANNOUNCES PRELIMINARY RESULTS OF EXCHANGE OFFER

        SAN DIEGO, Calif., April 3, 1997 - ThermoLase Corporation (ASE-TLZ) announced the preliminary results from its previously announced exchange offer to its shareholders, as well as the associated withdrawal rights, both of which expired at 12 midnight, Eastern Standard Time, on Wednesday, April 2, 1997. The exchange offer allowed shareholders of the company to exchange one share of existing ThermoLase common stock and $3.00, payable in cash or additional shares of ThermoLase common stock (which for purposes of such payment have been valued at $20.25 per share), for one new ThermoLase unit consisting of one share of common stock and one redemption right. The redemption right entitles the holder to sell the related share of common stock to the company for $20.25 during the period from April 3, 2001, through April 30, 2001. The redemption right will not detach, or trade separately, from the related share of common stock. The redemption right will expire and become worthless if the closing price of ThermoLase common stock has been at least $26.00 for 20 of any 30 consecutive trading days.

             Preliminary figures indicate that 5,086,840 shares of ThermoLase common stock and additional cash payments of $1,535,427 were validly tendered and not withdrawn, for an aggregate of 4,496,596 requested units. Exchanges for 680,088 of these requested units are subject to the delivery by shareholders of common stock and additional cash payments, if applicable, in accordance with the guaranteed delivery procedure.

             However, as previously announced, ThermoLase will issue only 2,000,000 units. As such, acceptances by ThermoLase will be cut back pro rata in accordance with the terms of the offer to exchange. The preliminary proration factor is 44.47809 percent of the number of units requested by each tendering shareholder, who would then receive approximately 44.48 units for each 100 units requested, rounded to the nearest whole number. Figures are only available on a preliminary basis because the period for guaranteed delivery of tendered shares ends at 5 p.m., Monday, April 7, 1997. The final proration factor will be announced after the expiration of the guaranteed delivery period.

             The units have been approved for listing on the American Stock Exchange and will begin trading on a when-issued basis (TLZ U WI) later today.
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             ThermoLase Corporation has developed a laser-based
        hair-removal system and, through its CBI Laboratories, Inc. subsidiary, the company also manufactures skin-care and other personal-care products. ThermoLase is a public subsidiary of ThermoTrex Corporation, a Thermo Electron company.
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        THERMOLASE CORPORATION                         EXHIBIT (a)(8)
                                                       --------------
        10455 Pacific Center Court
        San Diego, CA 92121-4339                               NEWS


              THERMOLASE ANNOUNCES FINAL RESULTS OF EXCHANGE OFFER

        SAN DIEGO, Calif., April 8, 1997 -- ThermoLase Corporation (ASE-TLZ) announced the final results from its previously announced exchange offer to its shareholders, which expired at 12 midnight, Eastern Standard Time, on Wednesday, April 2, 1997. The offer allowed shareholders of the Company to exchange one share of existing ThermoLase common stock and $3.00, payable in cash or additional shares of ThermoLase common stock (which for purposes of such payment were valued at $20.25 per share), for one new ThermoLase unit consisting of one share of common stock and one redemption right.

        In the exchange, 4,974,687 shares of ThermoLase common stock and additional cash payments of $1,541,427 were validly tendered and not withdrawn, for an aggregate of 4,399,167 requested units. Because ThermoLase issued only 2,000,000 units, acceptances were cut back pro rata by a final proration factor of 45.46305 percent of the number of units requested. Each tendering shareholder, therefore, will receive approximately 45.46 units for each 100 units requested, rounded to the nearest whole number.

        The units, which have been trading on the American Stock Exchange on a when-issued basis (TLZ U WI) since Thursday, April 3, 1997, will begin trading regular way (TLZ U) on the American Stock Exchange Thursday, April 10, 1997.

        ThermoLase Corporation has developed a laser-based hair-removal system and, through its CBI Laboratories, Inc. subsidiary, the company also manufactures skin-care and other personal-care products. ThermoLase is a public subsidiary of ThermoTrex Corporation, a Thermo Electron company.
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